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                                                 Filed by Harbinger Corporation
                          Pursuant to Rule 425 under the Securities Act of 1933
                                and deemed filed pursuant to Rule 14a-12 of the
                                                Securities Exchange Act of 1934

                                         Subject Company: Harbinger Corporation
                                                    Commission File No. 0-26298


ON APRIL 6, 2000, HARBINGER CORPORATION, A GEORGIA CORPORATION, POSTED THE FOLLOWING TO OUR WEB SITE:


Dear Harbinger Customer,

Today Harbinger announced exciting news that Harbinger will merge with Peregrine Systems, the leading provider of Infrastructure Management and e-Procurement software solutions in the world (www.peregrine.com). Our expanded strategy is to provide broad, leading edge e-Business solutions from a combination of proven performers. A copy of the announcement press release is attached for your review. The merger extends Harbinger's capabilities by adding electronic procurement software and employee self-service facilities to Harbinger's portfolio of e-Commerce solutions. Further, the combined company adds world class Asset and Infrastructure Management capabilities integrated with harbinger.net, Harbinger's IP-based e-Commerce network, Business Community Integration and catalog content management capabilities.

We believe the combined companies will offer the broadest array of Integrated EC solutions for business-to-business electronic commerce. These solutions will bring increased value to our Harbinger customers in the following product and service areas: Extended product capabilities. This merger adds Electronic Procurement Catalog software and services to Harbinger's product portfolio.

Increased market reach for suppliers.

With multiple e-Marketplace sites already in production and many more in development, this combination will enable us to accelerate this program. This will enable our customers to have increased market access, leveraging this new e-Business capability to reach more customers.

Improved support infrastructure capability.

Peregrine has significant support resources in Europe and Asia. This presence allows the combined company to better support its customers worldwide.

Increased financial strength to invest for your future.

Combined revenue of over $400 million, 44,000 customers, 92% of the Fortune 500 as clients, and over 2,500 experienced, knowledgeable employees worldwide. This means more opportunity to invest in e-Business solutions for our customers and improved ability to support our customers globally.

This is a complementary merger.

With an expanded product set, new locations and talented people the new company is well-positioned to offer our customers significant benefits in the future. Our goal is to provide enhanced business solutions while ensuring the least disruption to our current relationships.

I am confident that this merger will add strength to the current Harbinger offerings and provide you with new solutions to extend and exploit your e-Business capabilities. Our goal is to enable you to participate fully in the new electronic economy. This merger represents another significant step toward that goal.

Sincerely,
James M. Travers


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President and CEO, Harbinger Corporation


ADDITIONAL INFORMATION AND WHERE TO FIND IT

Harbinger plans to file a Registration Statement on SEC Form S-4 in connection with the Merger, and Harbinger and Peregrine expect to mail a Joint Proxy Statement/Prospectus to stockholders of Harbinger and Peregrine containing information about the Merger. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about Harbinger, Peregrine, the Merger, the persons soliciting proxies relating to the Merger, their interests in the Merger, and related matters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the U.S. Securities and Exchange Commission at http://www.sec.gov. Free copies of the Joint Proxy Statement/Prospectus and these other documents may also be obtained from Harbinger by directing a request through the Investors Relations portion of Harbinger's website at http://www.Harbinger.com or by mail to Harbinger Communications, 1277 Lenox Park Boulevard, Atlanta, GA 30319, attention: Investor Relations, telephone:
(404) 467-3000. In addition to the Registration Statement and the Joint Proxy Statement/Prospectus, Harbinger and Peregrine file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission ("SEC"). You may read and copy any reports, statements or other information filed by Harbinger or Peregrine either company at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. Harbinger's and Peregrine' filings with the Commission are also available to the public from commercial document-retrieval services and at the Web site maintained by the Commission at http://www.sec.gov.

Harbinger, its directors, executive officers and certain other members of management and employees may be soliciting proxies form Harbinger stockholders in favor of the issuance of Harbinger common stock in the merger. Information concerning the participants in the solicitation is set forth in a Current Report on Form 8-K filed by Harbinger on April 5, 2000.

                                                 Filed by Harbinger Corporation
                          Pursuant to Rule 425 under the Securities Act of 1933
                                and deemed filed pursuant to Rule 14a-12 of the
                                                Securities Exchange Act of 1934

                                         Subject Company: Harbinger Corporation
                                                    Commission File No. 0-26298


ON APRIL 6, 2000, HARBINGER CORPORATION, A GEORGIA CORPORATION, POSTED THE FOLLOWING TO OUR WEB SITE:


April 6, 2000

Dear Employees:

Today we announced some very exciting news concerning the merger of Harbinger Corporation and Peregrine Systems to form a global company that will possess the scale and EC solution portfolio to enable our combined company to become "the" EC leader that makes E-Business work. Since becoming CEO, I have been evaluating many alternative ways of accelerating our ability to create a substantial business that can rapidly gain market share in the dynamic B2B Electronic Commerce market. I believe that by combining our business with that of Peregrine, we give Harbinger the best opportunity to accomplish our strategic objectives through the creation of a high growth, best-in-class profitable company that has the capability to compete with anyone for business anywhere in the world. Together we possess formidable assets that combine Peregrine's Infrastructure Management and E-Procurement Solutions with Harbinger's Community Management, Content Management, and Enabling Network / ASP capability. Let me summarize the key benefits of our combination: This combination will result in a profitable company with over $400 million of trailing 12 month revenue, 44,000 revenue generating customers. Over 92% of Fortune 500 companies transact business with the combined companies drawing on the skills of over 2,500 experienced, committed employees worldwide.

The merger combines the strengths of two premier E-Commerce companies to fully integrate E-business processes for Infrastructure Management, E-Procurement and E-Marketplaces.

The merger extends Infrastructure Management and E-Procurement to E-Business. The capabilities that will be delivered to "Make E-Business Work" will include the following:

-- Reliable Network and Service Infrastructure
-- E-Procurement
-- E-Marketplace Creation and Access through harbinger.net
-- Catalog Content Management
-- E-Business Networks
-- E-Business Application Integration (data transformation)
-- Employee Self-Service
-- Infrastructure Management

Peregrine has a very strong and growing presence in Europe and international markets. Approximately 40% of their current revenue is outside of the U.S. market. This strength will be a critical success factor in accelerating our ability to deliver our solutions worldwide.

The combination of the above will give customers of all sizes the ability to acquire a full suite of electronic trading and procurement solutions which includes integration into their asset management system. In addition, we will provide our customers the flexibility of implementing their solution as either a network ASP service or as a licensed implementation. With harbinger.net as the EC Commerce Center, we will have the ability to offer the full spectrum of our EC software portfolio "on network" worldwide.


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In summary, this powerful combination will allow us to broaden our business reach, sell in new and innovative ways, improve customer satisfaction, and deepen customer relationships. The Harbinger team has worked very hard over the last 18 months to position Harbinger as a leader in B2B Electronic Commerce. I believe that the combination of Harbinger's core competency of building and managing business communities through H.NET, coupled with Peregrine's Enterprise Infrastructure Management focus will be a very powerful combination that will be second to none in the industry. Our goal will be to create a $1 billion worldwide profitable business over the next two years. With today's announcement, we are well on our way. I want to thank you for your continued confidence in our company, and I look forward to continuing to create "the" leading B2B electronic commerce company in the world.

Sincerely,
James M. Travers

President & CEO

ADDITIONAL INFORMATION AND WHERE TO FIND IT

Harbinger plans to file a Registration Statement on SEC Form S-4 in connection with the Merger, and Harbinger and Peregrine expect to mail a Joint Proxy Statement/Prospectus to stockholders of Harbinger and Peregrine containing information about the Merger. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about Harbinger, Peregrine, the Merger, the persons soliciting proxies relating to the Merger, their interests in the Merger, and related matters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the U.S. Securities and Exchange Commission at http://www.sec.gov. Free copies of the Joint Proxy Statement/Prospectus and these other documents may also be obtained from Harbinger by directing a request through the Investors Relations portion of Harbinger's website at http://www.Harbinger.com or by mail to Harbinger Communications, 1277 Lenox Park Boulevard, Atlanta, GA 30319, attention: Investor Relations, telephone:
(404) 467-3000. In addition to the Registration Statement and the Joint Proxy Statement/Prospectus, Harbinger and Peregrine file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission ("SEC"). You may read and copy any reports, statements or other information filed by Harbinger or Peregrine either company at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. Harbinger's and Peregrine' filings with the Commission are also available to the public from commercial document-retrieval services and at the Web site maintained by the Commission at http://www.sec.gov.

Harbinger, its directors, executive officers and certain other members of management and employees may be soliciting proxies form Harbinger stockholders in favor of the issuance of Harbinger common stock in the merger. Information concerning the participants in the solicitation is set forth in a Current Report on Form 8-K filed by Harbinger on April 5, 2000.